SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

           X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                   For the fiscal year ended December 31, 2002

                                       OR

              _ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                    For the transition period from to ______.

                         Commission file number 33-75622

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SAVINGS PLAN FOR THE EMPLOYEES
                            OF ALBEMARLE CORPORATION

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Albemarle Corporation
                             330 South Fourth Street
                             Richmond, Virginia 23219

                                                                      Appendix I












                        SAVINGS PLAN FOR THE EMPLOYEES OF

                              ALBEMARLE CORPORATION

                                  ANNUAL REPORT

                           DECEMBER 31, 2002 AND 2001

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
INDEX OF FINANCIAL STATEMENTS AND SCHEDULE

                                                                         Page(s)


Report of Independent Accountants                                           2

Financial Statements:

Statements of Net Assets Available for Benefits
at December 31, 2002 and 2001                                               3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2002                                        4

Notes to Financial Statements                                             5-11

Supplemental Schedule: *

Schedule of Assets (Held at End of Year)                                   12


* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Report of Independent Auditors


To the Administrator of the Savings Plan
For the Employees of Albemarle Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for the Employees of Albemarle Corporation (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





June 4, 2003

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001
(in US dollars)

                                                                2002                                       2001
                                             -----------------------------------------   -----------------------------------------
                                               Participant  Nonparticipant               Participant    Nonparticipant
                                                Directed      Directed        Total       Directed        Directed         Total

 Assets:
    Cash - interest bearing                  $    159,403   $         -   $   159,403    $   136,438    $        -    $    136,438
    Investments at fair value (see Note 3)    166,768,289    58,726,449    225,494,738    181,244,470   50,110,073     231,354,543
    Receivables:
       Employer contributions                           -        26,137         26,137              -       27,714          27,714
       Employee contributions                      61,310             -         61,310         63,420            -          63,420
       Dividends and interest                      78,144             -         78,144         72,627            -          72,627
                                             ------------   -----------   ------------   ------------   -----------   ------------

 Net assets available for benefits           $167,067,146   $58,752,586   $225,819,732   $181,516,955   $50,137,787   $231,654,742
                                             ============   ===========   ============   ============   ===========   ============



 The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 2002
(in US dollars)


                                                               Participant           Nonparticipant
                                                                Directed                Directed                 Total
                                                              -------------           ------------          -------------
Additions:
   Dividends and interest                                      $ 3,935,124            $ 1,661,480            $ 5,596,604
   Employee contributions (see Note 2)                          12,534,650                      -             12,534,650
   Employer contributions, net (see Note 2)                              -              5,336,635              5,336,635
   Net (depreciation) appreciation in fair value
         of investments (see Note 3)                           (14,588,481)             9,288,191             (5,300,290)
                                                              -------------           ------------          -------------

        Total additions                                          1,881,293             16,286,306             18,167,599
                                                              -------------           ------------          -------------

Deductions:
   Benefit payments                                             20,849,579              3,102,020             23,951,599
   Administrative expenses                                          10,585                      -                 10,585
   Other                                                            (4,443)                44,868                 40,425
                                                              -------------           ------------          -------------

        Total deductions                                        20,855,721              3,146,888             24,002,609
                                                              -------------           ------------          -------------

        Net (decrease) increase                                (18,974,428)            13,139,418             (5,835,010)

Transfers                                                        4,524,619             (4,524,619)                     -

Net assets available for benefits, beginning
     of year                                                   181,516,955             50,137,787            231,654,742
                                                              -------------           ------------          -------------
Net assets available for benefits,
     end of year                                              $167,067,146            $58,752,586           $225,819,732
                                                              =============           ============          =============


The accompanying notes are an integral part of the financial statements.


SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE  CORPORATION
NOTES TO FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies:

General: The accompanying financial statements of the Savings Plan For The Employees Of Albemarle Corporation (the "Plan") have been prepared in conformity with accounting principles generally accepted in the United States of America.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of assets available for benefits and the statement of changes in assets available for benefits.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued

1. Summary of Significant Accounting Policies, continued:

       Securities Valuation:

       Investments are stated at values determined as follows:


       Common stocks          -   fair value based on the last  published sale
                                   price on the New York Stock Exchange

       Mutual funds and
       Equity Index Trust     -   net asset  value of shares or units  held by
                                  the Plan at year-end based on the quoted market value of the underlying assets

       Retirement
       Preservation Trust     -   net asset value of units held by the Plan
                                  at year-end, with the underlying assets
                                  valued as follows:
                                  investments in Guaranteed Insurance
                                  Contracts ("GIC's") and Bank Investment
                                  Contracts ("BIC's") with benefit responsive features are carried at cost plus accrued interest ("contract value") and money market instruments and US Government agency obligations are valued at amortized cost

       Loans to participants  -   balances due at cost which approximate fair
                                  value


Securities Transactions and Related Investment Income: Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Plan presents in the statement of changes in net assets available for benefits the "net appreciation (depreciation) in fair value of investments" which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant's account balance.


2. Description of Plan:

a. General: The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Merrill Lynch serves as the Plan's trustee. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement, which is available at the main office of the Plan administrator at 451 Florida Street, Baton Rouge, Louisiana 70801.

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
NOTES TO FINANCIAL STATEMENTS, Continued

2. Description of Plan, continued:

b. Contributions: Participants in the Plan make pre-tax and/or after-tax contributions as defined in the Plan document limited to a percentage of their base salaries. Albemarle Corporation ("Albemarle" or the "Company") contributes 50% of the first 10% of base salary that a participant contributes to the Plan. Contributions made by Albemarle are invested in the Albemarle Corporation Common Stock Fund, which contains both participant and nonparticipant directed balances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan allows non-highly compensated participants, as defined by the Plan document, to make a pre-tax or after-tax election contribution ranging from a minimum of one percent (1%) to a maximum of fifteen percent (15%). A "catch up" contribution provision was implemented in 2002 for employees who will be age 50 and above as of December 31, 2002 due to changes in the tax laws relating to the Economic Growth and Tax Relief Reconciliation Act of 2001. The catch-up provision allows the employees to make an additional pre-tax contribution of 1% to 50% of pre-tax salary up to an annual maximum of $1,000 to the Plan. Such additional contribution does not qualify for matching contributions from the Company.

c. Vesting: Participant contributions are 100% vested at all times. Effective in 2002, all participants who are or were actively employed January 1, 2002 are 100% vested in the employer contributions to the Plan upon date of enrollment. The prior vesting schedule was based on years of service, as follows: 60% for three years of service, 80% for four years of service, and 100% for five or more years of service is still applicable for employees who terminated prior to or on December 31, 2001. In the event employment is terminated as a result of attaining normal retirement age, electing retirement under the terms of the Company's defined benefit pension plan, total and permanent disability, or death, or in the event the Plan is terminated, participants will have a 100% vested interest in that portion of their account which represents employer contributions.

d. Investment options: The Plan consists of eleven active funds and two inactive funds. The active funds are as follows:

o Albemarle Corporation Common Stock Fund, invested in common stock of Albemarle.

o Merrill Lynch Retirement Preservation Trust, a collective trust maintained by Merrill Lynch Trust Company of America and invested primarily in a broadly diversified portfolio of GIC's and BIC's, synthetic GIC's and separate accounts in obligations of U.S. government and U.S. government agency securities, and in high-quality money market securities.

o PIMCO Total Return Fund, invested in shares of a registered investment company that invests in a diversified portfolio of fixed income securities of varying maturities, including some high-yield and foreign fixed income securities.

o Merrill Lynch Balanced Capital Fund, Inc., invested in shares of a registered investment company that invests in domestic and/or foreign equity, debt, and convertible securities.

o Merrill Lynch Equity Index Trust I, a collective trust maintained by Merrill Lynch Trust Company of America indexed to the S&P 500 Index and invested in a portfolio of equity securities designed to substantially match the S&P 500 index.

o Davis New York Venture Fund, Inc. invested in shares of a registered investment company that invests primarily in common stocks or convertible securities of companies with a market capitalization of at least $5 billion.

o Alliance Premier Growth Fund, invested in shares of a registered investment company that invests primarily in equity securities of a limited number of carefully selected, large capitalization companies.

o Franklin Small - Mid Cap Growth Fund, invested in shares of a registered investment company that invests at least 65% of its total assets in equity securities of small-capitalization growth companies seeking to invest at least one-third of its total assets in companies with market capitalization of $550 million or less. Up to 35% of the total assets in the Fund are invested in equity securities of large-capitalization companies which Fund management believes have stronger growth potential.

o Templeton Foreign Fund, invested in shares of a registered investment company that invests primarily in common stocks and debt obligations of companies and governments outside the Unites States.

o Oppenheimer International Growth Fund, invested in shares of a registered investment company that invests primarily in common stocks of growth companies that are domiciled outside the United States or have their primary operations outside the U.S.

o Oppenheimer Capital Appreciation Fund, invested in shares of a registered investment company that invests primarily in common stocks of growth companies, mainly mid - and large - capitalization companies.

Inactive funds are the Tredegar Corporation Common Stock Fund, which holds investments in common stock of Tredegar Corporation, and the Ethyl Corporation Common Stock Fund, which holds investments in common stock of Ethyl Corporation. Participants currently in the Plan may select a program for investment in any of the eleven active funds, or in any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds; however, dividends earned are reinvested in the inactive funds. Transfers may be made between active funds and out of the inactive funds. In addition, participants have a one-time election to transfer the nonparticipant-directed portion from the Albemarle Corporation Common Stock fund to other active funds during the course of their employment.

e. Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan fund. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus one percent on the last day of the quarter. The interest rate as of December 31, 2002 and 2001, was 5.25% and 5.75%, respectively. Principal and interest is paid ratably through payroll deductions.

f. Payment of benefits: Benefits are recorded when paid. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan.

g. Forfeitures: Employees who leave Albemarle before becoming fully vested in Albemarle contributions forfeit the value of their nonvested account. Forfeitures during a plan year serve to reduce required Company contributions. For the year ended December 31, 2002, $59,574 of forfeitures was used to reduce required Company contributions and $26,722 of forfeitures became available and will be used as a reduction of required Company contributions for the 2003 plan year.

h. ESOP: Effective December 14, 2001, the Albemarle Corporation common stock held in the Plan was designated as an Employee Stock Ownership Plan (the "ESOP"). As a result, effective in 2002, participants may elect to have cash dividends paid on stock held by the ESOP and allocated to the participants'
accounts distributed directly to them or reinvested. In addition, a diversification election has been added to the ESOP. Notwithstanding the one-time election already allowed, beginning in 2002, participants who are between age 55 and age 60 and have at least 10 years of service with Albemarle may elect to diversify up to 25% of the value of the shares purchased through Albemarle's matching contributions. When participants reach age 60 and have at least 10 years of service with Albemarle, they may diversify up to 50% of the value of the shares purchased through Albemarle's matching contributions. The amount of Albemarle common stock that may be diversified will be determined as of the last day of the preceding Plan year and is based on the value of the nonparticipant-directed portion of Albemarle common stock held in the participant's account increased by the value of previous diversifications, multiplied by 25% (50% if the participant is over age 60), and then offset by the amount of any diversification elections made previously.



3. Investments:

The following table presents investments held at year-end that represent five percent (5%) or more of net assets available for benefits:

                                                      2002               2001

   Albemarle Corporation common stock                $92,616,504*   $88,657,265*

   Merrill Lynch Equity Index Trust I                32,604,913      38,953,547

   Franklin Small - Mid Cap Growth Fund              10,793,382      13,884,742

   Merrill Lynch Retirement Preservation Trust       46,579,217      41,396,845

*Nonparticipant-directed investments total $58,726,449 and $50,110,073 for 2002 and 2001, respectively.

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,300,290 as follows:


              Common stock                                      $ 14,799,908
              Mutual funds                                       (10,722,434)
              Common /collective trusts                           (9,377,764)
                                                                -------------
                                                                $ (5,300,290)

4. Federal Income Taxes:

The Internal Revenue Service advised the plan administrator on February 28, 2003, that the Plan constitutes a qualified trust under Section 401 of the Internal Revenue Code (the "Code") and is therefore exempt from federal income taxes. Although, the Plan has been amended since February 28, 2003, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made by them and on their behalf by Albemarle or for investment income received on such investments.


5. Administration Expenses:

Expenses of the Trustee in administering the Plan are paid from Plan assets, while certain recordkeeping fees and other administrative charges are borne by Albemarle.


6. Plan Termination:

Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

7. Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the trustee of the Plan. Participants have the option of investing in Albemarle common stock. Purchases of 386,120 shares of Company common stock totaled $10,804,422 for the year ended December 31, 2002. Distributions made in and sales of 755,071 shares of Company common stock totaled $20,708,597 for the year ended December 31, 2002.

8. Unallocated Assets:

Unallocated assets at December 31, 2002 and 2001 were $215,955 and $208,711, respectively. Unallocated assets include forfeitures, fee and conversion amounts from the previous record-keeper, interest and dividends receivable and cash held in money market funds.



9. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 to Form 5500:



 Net assets available for benefits per the financial statements   $225,819,732
 Amounts allocated to withdrawing participants                        (237,818)
                                                                  -------------
 Net assets available for benefits per the Form 5500              $225,581,914
                                                                  -------------

SAVINGS PLAN FOR THE EMPLOYEES OF ALBEMARLE CORPORATION
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

(a)                    (b)                                                   (c)                              (d)            (e)
                     Identity                                            Description                        Cost of        Current
                                                                                                           Each Item        Value*

**  Merrill Lynch Retirement Preservation         Collective trust invested in GIC's, BIC's, obligations  $     -       $ 46,579,217
            Trust                                  of U.S. Government agencies and high quality money
                                                   market securities

    PIMCO Total Return Fund                       Mutual fund that invests in fixed income securities           -          9,879,955

**  Merrill Lynch Balanced Capital Fund, Inc.     Mutual fund that invests in equity, debt and                  -          6,618,709
                                                   convertible securities

**  Merrill Lynch Equity Index Trust I            Collective trust indexed to the S&P 500 Index                 -         32,604,913

    Davis New York Venture Fund, Inc.             Mutual fund that invests in companies with at least           -          6,833,705
                                                   $5 billion in market capitalization


    Alliance Premier Growth Fund                  Mutual fund that invests in selected equity securities        -          5,663,402
                                                   of large capitalized companies

    Franklin Small-Mid Cap Growth Fund            Mutual fund that invests in companies with $550 million or    -         10,793,382
                                                   less in market capitalization

    Templeton Foreign Fund                        Mutual fund that invests in international equity and debt     -             71,866
                                                   securities

    Oppenheimer Capital Appreciation Fund         Mutual fund that invests in selected equity securities of     -          2,286,609
                                                   growth companies

    Oppenheimer International Growth Fund         Mutual fund that invests in selected equity securities of     -          1,118,700
                                                   growth companies domiciled outside the U.S.

**  Albemarle Corporation common stock            $.01 par value, 3,255,413 shares                          58,813,387    92,616,504

    Ethyl Corporation common stock                $1.00 par value, 303,593 shares                               -          1,970,321

    Tredegar Corporation common stock             No par value, 347,051 shares                                  -          5,205,767

**  Participant loans                             Terms from 1-5 years with interest rates from 5.75% to 10.5%  -          3,251,688
                                                                                                                        ------------

                   Total plan investments                                                                               $225,494,738
                                                                                                                        ============

 *See Note 1 of Notes to Financial Statements.
**Denotes a party-in-interest to the Plan.